AMG FUNDS I

800 Connecticut Avenue

Norwalk, Connecticut 06854

VIA EDGAR

February 11, 2015

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (the “Trust”)
File Nos. 033-44909 and 811-06520
Registration Statement of the Trust previously filed on Form N-1A, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, relating to AMG Managers Total Return Bond Fund (Filed February 11, 2015)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-1A referenced above be accelerated so that it will become effective at 10:00 a.m. Washington, D.C. time on February 12, 2015, or as soon as practicable thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Renee Laws of Ropes & Gray LLP at (617) 235-4975.

Very truly yours,

AMG FUNDS I		AMG DISTRIBUTORS, INC.

By:	/s/ Donald S. Rumery	By:	/s/ Steven J. Adams
Donald S. Rumery		Steven J. Adams
Treasurer, Chief Financial Officer and Principal Financial Officer		Chief Financial Officer